

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 27, 2018

Steven W. Morris
Vice President, Controller and Chief Accounting Officer
ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

> **Re:**   **ALLETE, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 15, 2018**
> **Form 8-K Filed February 15, 2018**
> **File No. 1-3548**

Dear Mr. Morris:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed February 15, 2018

Energy Infrastructure and Related Services Businesses

U.S. Water Services, page 1

1. We note you expect fiscal 2018 earnings before interest, income taxes, depreciation and amortization of the U.S. Water Services business of approximately 12% of revenues. In future filings please provide a schedule or other presentation detailing the range of differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, please disclose that fact and provide reconciling information that is available without unreasonable effort, and identify information that is unavailable and disclose its probable significance. Please refer to Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products